[QUESTCOR LETTERHEAD]

May 19, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, D.C. 20548

Re:	Questcor Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2004 File No. 1-14758

Dear Mr. Rosenberg:

We are in receipt of the comments related to your review of the above referenced filing. In order to fully respond to your comments, we request an additional 15 business days to prepare our response. We will provide our letter response, including additional information or proposed amendments to the 10-K as applicable, on or prior to June 15, 2005.

Thank you for your cooperation. If you have questions or wish additional information, please contact me at 510-400-0728.

Sincerely,

/s/ BARBARA J. MCKEE

Barbara J. McKee
Director of Finance and
Principal Accounting Officer